Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14C

(Form Type)

DCP Midstream, LP

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee rate	Amount of Filing Fee

Fees to Be Paid	$3,794,537,385.25(1)(2)	0.00011020	$418,158.02(3)

Fees Previously Paid	$0		$0

Total Transaction Valuation	$3,794,537,385.25

Total Fees Due for Filing			$418,158.02

Total Fees Previously Paid			$0

Total Fee Offsets			$0

Net Fee Due			$418,158.02

(1)

Aggregate number of securities to which transaction applies: As of March 22, 2023, the maximum number of common units (“Common Units”) representing limited partner interests in DCP Midstream, LP to which this transaction applies is estimated to be 90,887,123 Common Units.

(2)

Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, the underlying value of the transaction was calculated based on the product of 90,887,123 Common Units held by the public unitholders (calculated based on 208,649,649 total outstanding Common Units less the sum of 50,874,908 Common Units held by DCP Midstream, LLC and 66,887,618 Common Units held by DCP Midstream GP, LP) multiplied by the per Common Unit merger consideration of $41.75.

(3)

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Exchange Act Rule 0-11, the filing fee was determined as the product of the proposed maximum aggregate value of the transaction as calculated in note (2) above multiplied by 0.00011020.